CODE OF ETHICS

INTRODUCTION

Boston Common Asset Management LLC (“Boston Common”) has adopted this Amended Code of Ethics (“Code”) pursuant to Rule 204A-1 of the Investment Advisers Act of 1940, as amended (“Advisers Act”) and Rule 17j-1 promulgated under the Investment Company Act of 1940, as amended (“Investment Company Act”). Boston Common has adopted the Code to underscore the high value the firm places on the principles of honesty, integrity and professionalism.

Boston Common takes pride in its reputation and the quality of its personnel. The purpose of the Code is to maintain the firm’s ethical standards by:

•	educating employees about the firm’s expectations and the laws governing their conduct;

•	guarding against violations of the securities laws;

•	protecting Boston Common’s clients by deterring misconduct;

•	establishing procedures to maintain confidential information; and

•	establishing procedures for employees to follow to ensure they fully understand and adhere to the firm’s strong ethical principles.

I.	GENERAL PRINCIPLES

Boston Common has a fiduciary relationship with its clients, which include registered investment companies (mutual funds or “Fund(s)”) managed by Boston Common. It owes its clients the utmost duty of loyalty, good faith and fair dealing. All officers and employees of the firm (“employees”) are obligated to uphold the principles that are important to the firm, which include:

•	The duty at all times to put clients’ interests first;

•	The principle that independence in decision-making is paramount;

•

The requirement that all personal securities transactions be conducted in a manner consistent with the Code and avoid any actual or potential conflict of interest or any abuse of an employee’s position of trust and responsibility;

•	The principle that Boston Common employees should not take inappropriate advantage of their positions;

•	The duty to ensure that investment advice is suitable to the client’s individual objectives, needs and circumstances; and

•	The fiduciary principle to maintain the confidentiality of clients’ financial circumstances and the identity of their securities holdings.

The firm expects its employees to act with honor, integrity and professionalism in all of their professional and personal dealings, not just in their employment at Boston Common.

Boston Common takes very seriously its responsibilities to its clients and its reputation for integrity and honesty. Even being accused of a violation might damage one of the company’s key assets – its reputation. Since integrity and honesty are at the heart of the firm’s business, the harm would be difficult to repair. The best approach, therefore, is to prevent legal and ethical violations by properly handling investment and other confidential information. In this way, it is possible to avoid situations in which sensitive information appears to have been misused.

Boston Common and each of its employees is responsible for maintaining the confidentiality of all proprietary and client information and for complying fully with the laws and regulations governing such information. Where appropriate, the firm will take disciplinary action against violators of this Code of Ethics. Each employee has a duty to report a violation of the Code of Ethics to the Chief Compliance Officer or a member of the Board of Directors. Employees should not hesitate to contact the Chief Compliance Officer with any questions about the Code or how it applies to a particular situation.

II.	STANDARDS OF BUSINESS CONDUCT

To fulfill Boston Common’s fiduciary duties to its clients, all employees are required to comply with certain standards of business conduct.

A.	Compliance with Laws and Regulations.

Employees must comply with all applicable federal and state securities laws. No employee is permitted, in connection with the purchase or sale (directly or indirectly) of a security held or to be acquired by a client:

•	to defraud the client in any manner;

•	to mislead the client, including by making a statement that omits material facts;

•	to engage in any act, practice or course of conduct that would act as a fraud or deceit upon the client;

•	to engage in any manipulative practice with respect to the client; or

•	to engage in any manipulative practice with respect to securities, including price manipulation.

B. Confidentiality.

Boston Common has a duty to keep information about current and former clients, including Funds, confidential. This includes information about a client’s identity, financial circumstances, securities holdings, and advice furnished to the client by the firm. All employees are required to uphold this duty.

Unauthorized information about Boston Common or its Funds that is posted on the internet may lead to confidentiality breaches for the firm and its clients. Information on such sites may also be seen as “advertising” by regulators and may violate the advertising restrictions that apply to investment advisors. To prevent possible violations, employees generally may not use social networking sites and media (such as LinkedIn and Twitter) for business purposes without prior approval, nor may employees use social media to discuss the firm, its clients, investment strategies or its business. Employees who allow Boston Common to archive and review their personal social media posts are permitted to post on LinkedIn and Twitter pursuant to Boston Common’s social media policy and procedure. The firm’s computer systems are property of the firm and are subject to review. Improper use of these systems may result in discipline, including dismissal.

C.	Conflicts of Interest.

As a fiduciary, Boston Common must act in the best interest of its clients. The firm strives to identify and avoid conflicts of interest with clients and disclose all material facts concerning any conflicts that do arise. All employees should work to avoid conflicts of interest and any situation that may have the appearance of a conflict or impropriety.

1.

Conflicts among Client Interests. Employees are prohibited from favoring one client over another. Such favoritism would occur, for example, if a large account (such as a Fund) were favored over a smaller account, or if the account of a family member were favored over another client’s account.

2.	Competing with Client Trades. Employees are prohibited from using knowledge about pending transactions for clients to profit personally (directly or indirectly) from such transactions.

3.

Disclosure of Personal Interest. Employees who make investment recommendations on behalf of clients are prohibited from recommending, implementing or considering any securities transaction for a client without having disclosed any material beneficial ownership, business or other personal relationship, or other material interest in the issuer or its affiliates, to the investment committee. For purposes of this Code, “material beneficial ownership” means holding an interest of at least 5% in an issuer. “Other material interest” means holding securities of a single issuer that are equal to or greater than 10% of the employee’s investment assets.

4.

No Transactions with Clients. Employees are not permitted to buy or sell securities or other property to or from a client. However, an employee may purchase securities issued by a publicly traded client subject to the personal trading procedures described below.

5.

Political and Charitable Contributions. Employees are prohibited from making political contributions for the purpose of obtaining or retaining advisory contracts with government entities. In addition, Boston Common’s current or anticipated business relationships cannot be considered as a factor in soliciting political or charitable contributions. All political contributions by Covered Associates, as defined in Boston Common’s Pay to Play policy, must be pre-cleared via Compliance Alpha to ensure that the contribution does not violate federal “pay to play” rules.

6.

Gifts and Entertainment. In order to reduce the possibility of actual or apparent conflicts of interest, employees may not accept gifts, favors, entertainment or other things of value that could influence their decision-making or suggest that they are indebted to any particular person or firm. Similarly, employees may not give any gifts or entertainment that could be viewed as influencing decision-making or making a client feel indebted Boston Common Asset Management or its employees. These policies also apply to family members.

a.	Cash. No employee may give or receive cash gifts or cash equivalents from a client, prospective client, or any entity that does business with or on behalf of Boston Common.

b.

Entertainment. No employee may provide or accept extravagant or excessive entertainment to or from a client, prospective client or any person that does or seeks to do business by or on behalf of Boston Common. Employees may accept or provide business entertainment, such as a dinner or sporting event, of reasonable value, if the person or entity providing the entertainment is present. Seek pre-clearance from the Chief Compliance Officer if the value of the proposed entertainment is unclear.

c.

Preclearance for Certain Entertainment Expenses. To prevent unintended violations of various laws and regulations, employees must pre-clear all gifts, meals, entertainment or other expenses involving any federal, state or local governmental authority, or any pension fund, via Compliance Alpha.

d.

Gifts. Absent prior approval from the Chief Compliance Officer, no employee may give or receive any gift, service or other thing worth more than $200 annually from any person or entity that does business with or on behalf of Boston Common.

e.	Reporting. All gifts and entertainment received by or given by Boston Common employees as a result of their employment with Boston Common shall be recorded via Compliance Alpha.

7.

Vendors or Suppliers. Employees must disclose to the Chief Compliance Officer any personal or investment interests they have in vendors or suppliers that do business with the firm. The employee may be prohibited from negotiating or making decisions regarding Boston Common’s business with that person or entity.

8.	Outside Business Activities. To avoid unintended conflicts of interest, employees must pre- clear all outside business activities via Compliance Alpha.

9.

Service as a Director. Investment professionals shall not serve as a director or member of an advisory board of a company that is held as a Boston Common investment. Any requests for outside directorships must be pre-cleared via Compliance Alpha.

D.	Personal Securities Transactions

The transactions of persons who work in the securities industry are subject to a high level of scrutiny and regulation because of the significant potential for conflicts with client interests. These conflicts range from actions that give rise to an appearance of improper activity to outright illegal conduct, such as insider trading. In the investment business, even the appearance of improper conduct can be enough to ruin a firm’s reputation or a person’s career. Even actions by employees that do not necessarily conflict with clients’ interests may have a negative effect on the firm or the employee’s reputation. Accordingly, Boston Common has adopted the following policies and procedures to govern personal securities transactions. All employees and their family members (as defined below) are considered “Access People” and are required to strictly adhere to these policies and procedures.

“Access person” is a technical term used by the Investment Advisers Act of 1940 and refers to persons who have access to sensitive information about client transactions. Unless specifically excepted from these provisions in writing, all officers and employees are all deemed to be Access Persons because they potentially have access to confidential information. For the sake of clarity, this Code will refer to Access Persons as “employees.” As appropriate, the Chief Compliance Officer may designate additional persons as Access Persons subject to the Code, including temporary employees, independent contractors, or consultants.

The reporting provisions of this Code apply to all employees and their family members. “Family members” include an employee’s spouse, domestic partner, minor children, and relatives by blood or marriage living in the person’s household (including an adult child, stepchild, grandchild, parent, stepparent, grandparent, sibling or in-law). If it is unclear whether someone qualifies as a “family member,” consult with Compliance.

1.	Restrictions on Certain Securities Transactions.

a.

Individual stocks and bonds and their derivatives (i.e. options, futures, etc) /Closed- End funds must be pre-cleared by the Chief Compliance Officer or his/her designee via Compliance Alpha. Pre-clearances are valid for 1 business day. If a transaction is not executed within this window, the employee must submit another preclearance request once they are ready to execute. Any pre-clearance request for the Chief Compliance Officer will be reviewed by a Managing Director.

b.	IPOs. Boston Common employees are prohibited from investing in initial public offerings.

c.

Limited Offerings. Transactions in Limited Offerings must be pre-cleared by the Chief Compliance Officer or his/her designee in writing. Any preclearance request for the Chief Compliance Officer will be reviewed by a Managing Director. Examples of Limited Offerings are partnership interests, private equity interests, and purchases of interests in unregistered investment companies. If you are unsure whether something is a Limited Offering, please consult with Compliance.

d.	Boston Common Mutual Funds.

1.

All transactions in a Boston Common mutual fund must be pre-cleared by the Chief Compliance Officer or his/her designee via Compliance Alpha. Any preclearance request for the Chief Compliance Officer will be reviewed by a Managing Director. Short-term trading in a Boston Common mutual fund, without prior approval (a purchase and sale within 30 days) is prohibited.

2.

As Foreside is the distributor of both BCAIX and BCAMX and in consideration of Rule 12d3-1(c)2, Boston Common and its employees are prohibited from acquiring any securities issued by either Foreside or U.S. Bank.

e.

Short-Term Trading. Employees are strongly discouraged from engaging in short- term trading in their personal securities accounts. Excessive short-term may lead to the employee being prohibited from engaging in such trading or other restrictions being imposed on the employee’s in personal trading practices. Short-term trading is defined as a purchase and sale of a security within thirty days.

Pre-clearance is not required for certain transactions. NOTE: Reporting may still be required even when pre-clearance is not required. Pre-clearance is not required for:

a.	Open-ended mutual funds with the exception of BCAIX, BCAMX, JTQIX and BRWIX

b.	Currencies

c.	Commodities

d.	Treasury securities and other U.S. and other government debt

e.	Certificates of Deposit and other money market instruments

f.	Exchange Traded Funds

g.	Exchange Traded Notes

h.	Options and futures of indices and securities that do not require pre-clearance

i.	Trades in approved discretionary accounts

j.	Transactions that are involuntary (i.e. dividend reinvestments, etc.)

An employee may trade up to $30,000/month of an equity security of an issuer with a market capitalization greater than $2 billion. Exception to this limit may be granted on a case by case basis by the Chief Compliance Officer or her delegate. These transactions must still be pre-cleared. Market capitalization is defined as outstanding shares multiplied by the current price per share.

REMINDER: An employee has a time limit of 1 business day from the time of a pre-clearance request to execute a transaction once it has been approved. If a transaction is not executed within this window, the employee must submit another preclearance request once they are ready to execute.

2.	Reporting

a.	Securities Covered by the Reporting Provisions of this Code of Ethics

Boston Common employees are required to pre-clear securities transactions, with the limited exceptions listed above, and are required to submit reports to Compliance regarding their securities holdings via Compliance Alpha. These reports must include information on all “Covered Securities.”

The term “Covered Security” means any stock, bond, future, investment contract or any other instrument that is considered a security under the Advisers Act. The term is very broad and under the Investment Advisers Act includes:

•	Options on securities, on indexes, and on currencies;

•	All kinds of limited partnerships;

•	Foreign unit trusts and foreign mutual funds;

•	Private investment funds, hedge funds and investment clubs;

•	Bonds issued by a city, state or municipality; and

•	Registered and unregistered funds managed by Boston Common.

All transactions in these covered securities must be reported to Compliance on a quarterly basis via Compliance Alpha.

The term ‘Covered Security’ does NOT include:

•	Direct obligations of the U.S. government, such as treasury bonds;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and other high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by unaffiliated open-end registered mutual funds;

•	Exchange traded funds; or

•	Shares issued by unit investment trusts that are invested exclusively in open- end mutual funds.

Transactions in these securities do not have to be reported, however, the location of these holdings (e.g., a brokerage firm, bank, safety deposit box, etc.), must be reported on Initial Holdings Reports and Annual Holdings Reports via Compliance Alpha as described below.

b.	Reporting Requirements

(i)

Initial Holdings Report. New employees must submit to Compliance an Initial Holdings Report via Compliance Alpha within ten days of beginning employment with Boston Common Asset Management and annually thereafter. This report must include the following information and should be current as of a date not more than 45 days before the report is due:

•

With regard to every Covered Security in which the employee or a family member holds a beneficial interest, the report must identify the title of the security, the ticker symbol or CUSIP, the type of security, the number of shares and the broker or dealer. Brokerage statements will fulfill this requirement.

•

With regard to any security (not just a Covered Security) in which the employee or a family member has a beneficial interest, the report must identify the broker, bank or dealer where that security is located.[1]

•	If the employee has no holdings, s/he should indicate this on the Report.

•	The date the report is submitted.

(ii)

Annual Holdings Report. All employees must file an Annual Holdings Report containing the information described directly above. This report must be filed via Compliance Alpha by January 31st of each calendar year and be current within 45 days of when the report is submitted. If the employee has no holdings, he/she should indicate this on the Annual Holdings Report. To avoid a fine of at least $50, annual reports must be submitted to compliance by January 31st via Compliance Alpha.

(iii)

Quarterly Transaction Reports. All employees are required to submit Quarterly Transaction Reports via Compliance Alpha regarding all transactions in Covered Securities in which they or their family members (as defined above) have a beneficial interest. This report must be submitted to Compliance no later than 30 days after the end of each calendar quarter.

[1]	In other words, even if an account only holds mutual funds, the location of that account must be identified. It is not necessary to specify the value of the holdings in the account.

The following information is to be provided on Quarterly Transaction Reports:

•

The date of the transaction, the name of the security and the exchange ticker symbol or CUSIP number, the interest rate and maturity date of bonds, the number of shares or the principal amount of bonds

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price at which the transaction was effected;

•	The name of the broker, dealer or bank effecting the transaction was effected; and

•	The date the report is submitted.

Brokerage reports may be attached to the Quarterly Transaction Reports or sent to compliance electronically via Compliance Alpha in lieu of providing information on the form itself.

Exemptions. Employees are not required to submit a Quarterly Transaction Report with respect to:

•	Securities over which the employee or his/her family member have no direct or indirect control; or

•	Transactions effected pursuant to an automatic investment or re- investment plan.

(iv)

New Brokerage Account Reports. If an employee or a family member opens an account that will contain covered securities, the employee must file a New Brokerage Account Report via Compliance Alpha detailing: (i) the name of the broker, dealer or bank with whom the account was established; (ii) the date the account was established; and (iii) the date the report is submitted. The report must be filed within 30 days of the end of the quarter in which the account was opened.

(v)

Discretionary Account Quarterly Reports. All employees are required to submit Quarterly Certification Reports regarding all discretionary accounts in which they or their family members (as defined above) have a beneficial interest via Compliance Alpha. This report must be submitted to Compliance no later than 30 days after the end of each calendar quarter.

The following information will be included in the certification:

•	Whether the employee suggested any particular purchases or sales of securities in the account;

•	Whether the employee directed any particular purchases or sales of securities in the account; and

•	Whether the employee consulted with the trustee or third-party manager as to the particular allocation of investments to be made in the account.

3.	Monitoring and Review of Personal Securities Transactions

The Chief Compliance Officer, or his or her designee, will review personal securities transactions at least quarterly via Compliance Alpha. Compliance Alpha’s software will attempt to match personal securities transactions with pre-clearance requests made within Compliance Alpha. The compliance reviewer will be responsible for reviewing and investigating any exceptions to this process and escalating these exceptions as necessary.

When there are reportable transactions, Boston Common’s Chief Financial Officer is responsible for reviewing and monitoring the Chief Compliance Officer’s personal securities transactions.

4.	Sanctions

If an employee fails to timely file a Quarterly Transaction Report or an Annual Holdings Report or fails to pre-clear a required trade, the following sanctions will apply on a rolling 12 month basis:

First violation	Warning
Second violation	$25
Subsequent violation	$50

Subsequent penalties for personal trading violations may exceed $50. Employees who exhibit a pattern of non-compliance with personal trading requirements may be subject to increased penalties. Fines will be donated to charity and not retained by Boston Common.

IV.	INSIDER TRADING POLICY

Employees are prohibited from any trading, either on their behalf or on behalf of others (including investment funds and private accounts managed by Boston Common), while in possession of material nonpublic information. Employees are prohibited from communicating material nonpublic information to others in violation of the law.

A.    What is Material Information? Information is material where there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Generally, this includes any information which, when disclosed, would have a substantial effect on the price of a company’s securities. There is no simple test to determine when information is material; it is a highly fact-specific inquiry. For this reason, you should consult with the Chief Compliance Officer if you have a question about whether information is material.

Material information often relates to a company’s results and operations, including, for example, significant new products or discoveries, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments. Prepublication information regarding reports in the financial press also may be material.

Material information also may relate to the market for a company’s securities. Information about an order by Boston Common to purchase or sell securities may be material.

B.    What is Nonpublic Information? Information is “public” when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through a public filing with the government, via the Dow Jones “tape,” The Wall Street Journal or some other publication of general circulation and after sufficient time has passed so that the information has been disseminated widely.

Before executing any trade, including trades for accounts managed by Boston Common, employees must determine whether they have access to material, nonpublic information. If you think you might have acquired material, nonpublic information, take the following steps:

•	Report the information and proposed trade immediately to the Chief Compliance Officer;

•	Do not buy or sell the security on behalf of yourself or others, including a Boston Common client;

•	Do not communicate the information to anyone inside or outside the firm other than the Chief Compliance Officer;

•	The Chief Compliance Officer will determine whether the information is material and nonpublic and what actions should be taken.

Please remember that the penalties for violating the insider trading laws are severe and may include civil injunctions, permanent bars from employment in the securities industry, civil penalties up to three times the profits made or losses avoided, criminal fines and jail sentences. All possible steps should be taken to avoid even the appearance of using or passing on confidential, nonpublic information.

C.    Contacts with Public Companies. Contacts with public companies may represent an important part of Boston Common’s social and investment research processes. Difficult legal issues arise when, in the course of these contacts, a Boston Common employee becomes aware of material, nonpublic information. This could happen, for example, if a company’s chief financial officer prematurely discloses quarterly results to an analyst, or an investor relations representative makes selective disclosure of adverse news to a handful of investors. This disclosure may violate the law. To protect the firm, its clients and its employees, the Chief Compliance Officer should be contacted immediately if it appears that material, nonpublic information has been communicated or received.

D.    Restricted List. The Chief Compliance Officer will maintain a list of restricted securities, at her discretion, of any public securities for which employees of the firm have received material, nonpublic information. The securities will be restricted from trading until the information received is deemed public information.

V.	CERTIFICATIONS OF COMPLIANCE WITH THIS CODE

A.	Initial Certification.

All new employees will be provided with a copy of the Code and must initially certify via Compliance Alpha that they have: (i) received a copy of the Code; (ii) read and understood all provisions of the Code; (iii) agreed to abide by the Code; and (iv) reported all account holdings as required by the Code.

B.	Annual Certification and upon Amendments

All employees must annually certify via Compliance Alpha that they have: (i) received, read and understood all provisions of the Code of Ethics in effect at that time; (ii) complied with all requirements of the Code; and (iii) submitted all holdings and transaction reports as required by the Code.

VI.	ENFORCEMENT, REVIEW OF CODE

The Chief Compliance Officer is responsible for reviewing, maintaining and enforcing Boston Common’s Code of Ethics and is also responsible for conducting appropriate employee training to ensure adherence to these policies. The Chief Compliance Officer will periodically review the Code to ensure it is in compliance with current laws and regulations.

Boston Common takes its duties under this Code of Ethics extremely seriously and expects its employees to act with the highest ethical standards at all times. Potential violations of the Code shall be reported to the Chief Compliance Officer or a member of the Board of the Directors. If it is determined that a violation has occurred, the Chief Compliance Officer will decide what sanctions are appropriate, taking into account the seriousness of the violation. Possible sanctions include reprimands, fines or suspension or termination of employment.

If an employee believes that a violation of the securities law has occurred and does not feel comfortable reporting the violation to Compliance or a member of the Board of the Directors, the employee may contact Boston Common’s outside counsel. As of the date of this Code, outside counsel is Tim Silva at WilmerHale, 617-526-6502 and Christopher Harvey at Dechert, 617-728-7167. Employees should be aware that counsel represents the firm and not the individual employee.

VII.	REPORTS TO MANAGEMENT

Annually, the Chief Compliance Officer will:

1.	Create a written report that describes any violations that arose under the Code of Ethics since the last annual report, remedial steps taken, and sanctions imposed;

2.	Certify that Boston Common has adopted procedures reasonably necessary to prevent violations of the Code; and

3.	Present this report and certification to Boston Common’s senior management and to the Boards of Directors of all funds advised by Boston Common.

VIII.	RECORD MAINTENANCE

The Chief Compliance Officer, or a designee, shall maintain or cause to be maintained in a readily accessible place the following records:

1.	A copy of all Codes of Ethics adopted by the firm that have been in effect during the past five years;

2.	A record of any violation of this Code and any action that was taken as a result of such violation for a period of five years from the end of the fiscal year in which the violation occurred;

3.	A record of compliance certifications for each employee or access person for the last five years from termination;

4.	A copy of all reports made pursuant to Investment Advisers Act Rule 204A-1 and Rule 17j-1 of the Investment Company Act.

5.	A list of all persons who are, or within the preceding five years have been, access persons.

VIV.	FORM ADV DISCLOSURE

The Chief Compliance Officer shall be responsible for ensuring that Boston Common’s Form ADV includes an updated description of the Code. The Chief Compliance Officer or his/her designee shall be responsible for providing updated copies of the Code as required by the Investment Advisers Act, the Investment Company Act, and FINRA.

Effective Date: 2/1/2021